Shareholder Meeting Results for the Apollo Senior Floating Rate
Fund ("AFT")

      On May 12, 2015, AFT held its Annual Meeting of
Shareholders for the election of Directors. The proposal was approved by AFT's shareholders and the results of the voting are as follows:

Name                      For                           Withheld
Barry Cohen           11,071,656.708                   67,989.011
Elliot Stein, Jr.     11,072,035.821                   67,609.898

      Robert L. Borden, Glenn N. Marchak, Todd J. Slotkin and
Carl J. Rickertsen continue to serve in their capacities as Directors of AFT.